Exhibit 12.1

	Nine
	Months
	Ended
	Sept. 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Fixed Charges and Preferred Dividends:

Interest expense	$72,195	$141,283	$113,873	$63,471	$34,869	$31,424

Capitalized debt expense Trust Preferred	4,837	8,257	5,439	1,858	1,096	905

Estimated interest in rent [(1/3 rent)]	1,216	1,625	1,785	1,384	1,023	932

Preferred dividends (gross up)	0	0	0	0	0	699

Combined fixed charges and preferred dividends (B)	78,248	151,165	121,097	66,713	36,988	33,960

Less interest on deposits	56,777	121,245	99,500	50,028	23,237	20,931

Combined fixed charges and preferred dividends excluding interest on deposits (D)	$21,471	$29,920	$21,597	$16,685	$13,751	$13,029

Earnings:

Pre-tax income from continuing operations	$32,587	$47,773	$43,942	$40,787	$29,991	$11,642

Fixed charges and preferred dividends	78,248	151,165	121,097	66,713	36,988	33,960

Total earnings (A)	110,835	198,938	165,039	107,500	66,979	45,602

Less interest on deposits	56,777	121,245	99,500	50,028	23,237	20,931

Total earnings excluding interest on deposits (C)	$54,058	$77,693	$65,539	$57,472	$43,742	$24,671

Ratio, including interest on deposits (A)/(B)	1.42x	1.32x	1.36x	1.61x	1.81x	1.34x

Ratio, excluding interest on deposits (C)/(D)	2.52x	2.60x	3.03x	3.44x	3.18x	1.89x